

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



05003689

February 7, 2005

Brian J. Lane
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/7/2005

Re: Qwest Communications International Inc.
Incoming letter dated January 13, 2005

Dear Mr. Lane:

This is in response to your letter dated January 13, 2005 concerning the shareholder proposal submitted to Qwest by Mary Ann Neuman and Northwestern Bell/US West Retiree Association. We also have received a letter on the proponents' behalf dated February 1, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.



Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

PROCESSED
FEB 10 2005
THOMSON
FINANCIAL

cc: Cornish F. Hitchcock
5301 Wisconsin Avenue, N.W., Suite 350
Washington, DC 20015-2015

1037949

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

blane@gibsondunn.com

January 13, 2005

Direct Dial
(202) 887-3646

Fax No.
(202) 530-9589

Client No.
C 93166-00069

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Stockholder Proposal of Mary Ann Neuman and Northwestern Bell/US West Retiree Association*
Securities Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Qwest Communications International Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2005 Annual Shareowners Meeting (collectively, the "2005 Proxy Materials") a stockholder proposal and a statement in support thereof (the "Proposal") received from Mary Ann Neuman and Northwestern Bell/US West Retiree Association (the "Proponents"). The Proposal and all related correspondence are attached hereto as Exhibit A.

The Proposal requests that the Company's "Board of Directors voluntarily adopt the nomination procedure for director candidates specified in the Securities and Exchange Commission's proposed Rule 14a-11, released in October 2003, and include in Qwest's proxy materials the name of any Qualified Nominee for the Board who has been nominated by a Qualified Shareholder." The Proposal defines a "Qualified Shareholder" as "an individual or group holding more than 5% of the Company's outstanding and eligible common stock continuously for at least two years." On behalf of our client, we hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our view that the Proposal may be excluded from the 2005 Proxy Materials pursuant to Rule 14a-8(i)(8) because the Proposal does not meet the requirements for a "direct access proposal" set forth in proposed

Exchange Act Rule 14a-11 ("Proposed Rule 14a-11"). Accordingly, the Proposal impermissibly relates to the election of directors as it would create a shareholder nomination procedure that is different from Proposed Rule 14a-11 as described in Exchange Act Release No. 34-48626 (October 14, 2003) (the "Proposing Release").

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing it of the Company's intention to omit the Proposal from its 2005 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than 80 calendar days before the Company files its definitive 2005 Proxy Materials with the Commission. On behalf of the Company, we hereby agree to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits by facsimile to us only.

ANALYSIS

Rule 14a-8(i)(8) allows a company to exclude a shareholder proposal when the proposal "relates to an election for membership on the company's board of directors or analogous governing body." The Commission has stated that "the principal purpose of [paragraph (i)(8)] is to make clear, with respect to corporate elections that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature, since the proxy rules, including Rule 14a-11, are applicable." SEC Release No. 34-12598 (July 7, 1976).

The Proposing Release recognized one exception to this precedent, but otherwise the Proposing Release did not alter this precedent. Specifically, in footnote 74 of the Proposing Release, the Commission expressly states that it is "not reviewing or revising the position taken by the Division of Corporation Finance regarding the application of Exchange Act Rule 14a-8(i)(8) to security holder proposals that would have the effect of creating a security holder nomination procedure, *other than a direct access proposal*" (*emphasis added*).

The Proposal states:

> RESOLVED: The shareholders of Qwest hereby request that the Board of Directors voluntarily adopt the nomination procedure for director candidates specified in the Securities and Exchange Commission's proposed Rule 14a-11, released in October 2003, and include in Qwest's proxy materials the name of any Qualified Nominee for the Board who has been nominated by a Qualified Shareholder.
>
> For this resolution, a "Qualified Shareholder" is an individual or group holding more than 5% of the Company's outstanding and eligible common stock

> continuously for at least two years. A "Qualified Nominee" is an individual who consents to be nominated and is independent of the company and of the Qualified Shareholder under proposed SEC Rule 14a-11.
>
> This policy should be implemented in a manner that is not inconsistent with state law, or with the procedures governing notice, disclosure, liability, solicitation, supporting statements and limits on the number of shareholder-nominated candidates, as provided in proposed SEC Rule 14a-11.

As discussed below, the Proposal does not meet the requirements for a "direct access proposal" set forth in proposed Exchange Act Rule 14a-11 ("Proposed Rule 14a-11"), and the Proponent does not meet the eligibility requirements to submit a proposal under Proposed Rule 14a-11. Thus, the Proposal is excludable pursuant to Rule 14a-8(i)(8).

I. Neither the Proposal nor the Proponents Qualify under Proposed Rule 14a-11.

A. The Proposal Does Not Qualify Under Proposed Rule 14a-11.

The Proposal does not qualify as a Proposed Rule 14a-11 Proposal, as it does not comport with requirements of Proposed Rule 14a-11. For example, the Proposal fails to set forth the requirement that the "Qualified Shareholder" "intend to continue to hold those securities through the date of the subject election of directors," as set forth in Proposed Rule 14a-11. The Proposal also defines a "Qualified Shareholder" as an individual or group "holding" the requisite amount of securities while Proposed Rule 14a-11 applies to individuals or groups "beneficially owning" such shares. The Proposal's reference to "holding" these shares is broader than Proposed Rule 14a-11's beneficial ownership standard, which is based on the rules under Exchange Act Section 13(d). Specifically, an individual or group may "hold" the requisite securities but may not satisfy Rule 13d-3(a), which states "a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (1) Voting power which includes the power to vote, or to direct the voting of, such security; and/or, (2) Investment power which includes the power to dispose, or to direct the disposition of, such security."

Moreover, we do not believe that these flaws are remedied by the Proposal's provision that it "should be implemented in a manner that is not inconsistent with state law, or with the procedures governing notice, disclosure, liability, solicitation, supporting statements and limits on the number of shareholder-nominated candidates, as provided in proposed SEC Rule 14a-11." Accordingly, the Proposal would create a shareholder nomination procedure that is different from the procedure in Proposed Rule 14a-11. *See, e.g., The Walt Disney Company* (avail. Dec. 28, 2004) (*Recon.*); *Qwest Communications International, Inc.* (avail. Mar. 22, 2004) (permitting

the exclusion of a similar stockholder proposal under Rule 14a-8(i)(8) because the proposal differed from the eligibility standard in Proposed Rule 14a-11 and, therefore, did not qualify as a "direct access proposal"); *Tenet Healthcare Corporation* (avail. Mar. 15, 2004) (same); *Verizon Communications Inc.* (avail. Jan. 28, 2004) (same).

B. The Proponents Do Not Meet the Eligibility Requirements to Submit a Proposed Rule 14a-11 Proposal.

The Proponents are ineligible to submit a Proposed Rule 14a-11 proposal. Proposed Rule 14a-11 could be triggered by a "direct access proposal" submitted pursuant to Rule 14a-8 if such proposal satisfied several criteria, including that the proposal "was submitted for a vote of security holders at an annual meeting of security holders held after January 1, 2004 by a security holder or group of security holders *that held more than 1% of the company's securities entitled to vote on the proposal for one year as of the date the proposal was submitted and provided evidence of such holding to the company.*" (*emphasis added*). The Proposing Release continues: "security holders and groups should be aware that in order for the adoption of such a proposal to be a nomination procedure triggering event, should we adopt Exchange Act Rule 14a-11 as proposed, *those security holders or groups should, using the existing Exchange Act Rule 14a-8 procedures, provide evidence that they satisfy the more than 1% and one-year thresholds when they submit their proposals.*" (*emphasis added*).

According to the Proposal, the Proponents collectively own an aggregate of 2,818 shares[1] of the Company's common stock as of December 18, 2004, far less than "more than 1%" of the Company's 1,815,907,850 shares outstanding on that date (based on the Company's disclosures in its Form 10-Q for the quarterly period ended September 30, 2004, which was filed with the Commission on November 5, 2004). Accordingly, the Proponents are not eligible to submit a "direct access proposal" under Proposed Rule 14a-11. Thus, inclusion of the Proposal in the 2005 Proxy Materials would permit the Proponents to use the process set forth in Proposed Rule 14a-11 despite their failure to meet all of the requirements of the proposed rule. *See The Walt Disney Company* (avail. Dec. 28, 2004) (*Recon.*).

---

[1] For purposes of this argument, we have assumed the validity of the Proponents' representations that Northwestern Bell/US West Retiree Association owns 200 Company shares. However, Northwestern Bell/US West Retiree Association failed to respond to the Company's December 15, 2004 letter, which is included in Exhibit A, requesting appropriate information establishing their ownership of the requisite number of Company shares for purposes of Rule 14a-8.

II. The Proposal is Excludable under Rule 14a-8(i)(8) Because It Relates to the Election of Directors.

The Staff has historically found that shareholder proposals seeking to include shareholder nominees in the company's proxy materials may be excluded under Rule 14a-8(i)(8) (or its predecessor, Rule 14a-8(c)(8)) because such proposals "rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections of directors." *Eastman Kodak Co.* (avail. Feb. 28, 2003); *The Bank of New York Co., Inc.* (avail. Feb. 28, 2003); *AOL Time Warner Inc.* (avail. Feb. 28, 2003); and *Citigroup Inc.* (avail. April 14, 2003) (all permitting exclusion of a proposal to amend the bylaws to require that the company include the name, along with certain disclosures and statements, of any person nominated for election to the board by a stockholder who beneficially owns 3% or more of the company's outstanding common stock). *See also Storage Technology Corp.* (avail. Mar. 22, 2002); *General Motors Corp.* (avail. Mar. 22, 2001); *Oxford Health Plans, Inc.*, (avail. Feb. 23, 2000); *The Coca-Cola Co.* (avail. Jan. 24, 2000); *Citigroup Inc.* (avail. Jan. 21, 2000); *BellSouth Corp.* (avail. Feb. 4, 1998); and *Unocal Corp.* (avail. Feb. 8, 1991).

Similarly, the Proposal, if adopted, would establish a procedure relating to the election of directors that would result in the contested elections of directors, and is therefore contrary to Rule 14a-8(i)(8). Since the Company's Board of Directors will nominate a sufficient number of candidates for all available seats on the Board of Directors, and the Proposal would require the Company to include in its proxy materials nominees who are not nominated by the Board of Directors, the Proposal's implementation would necessarily result in contested director elections. Thus, the Proposal may properly be omitted because it seeks to establish a procedure that would result in contested elections of directors in direct violation of Rule 14a-8(i)(8).

The Proponent should not be permitted to circumvent the above-mentioned long-standing Staff position on Rule 14a-8(i)(8) simply because the Proposal appears to be couched in terms of Proposed Rule 14a-11. In the Proposing Release, the Commission made it clear that companies will continue to be able to rely on Rule 14a-8(i)(8) to exclude direct access proposals that do not comply with the various requirements of Proposed Rule 14a-11. As noted, in proposing Rule 14a-11, the Commission clearly states that it is not reviewing or revising the Staff's historical position on this subject, other than in the case of "direct access" proposals that comply with Proposed Rule 14a-11. *See* footnote 74 to the Proposing Release ("[t]he staff has informed us that it intends to take the position that such a proposal [referencing a Proposed Rule 14a-11 Proposal] is not excludable under Exchange Act Rule 14a-8(i)(8)"). As discussed above, the Proposal does not qualify as a "direct access proposal." Accordingly, the Proposal may be excluded from the 2005 Proxy Materials pursuant to Rule 14a-8(i)(8).

III. The Company May Elect to Exclude the Proponents' Information Pursuant to Rule 14a-8(l)(1).

Rule 14a-(8)(l)(1) permits a company to exclude a proponent's name, address and number of voting securities held so long as the company includes a statement that the company will promptly provide such information to stockholders upon receiving an oral or written request. The Proponents have included their names, addresses and purported stock ownership in the first paragraph of the Proposal. Staff Legal Bulletin No. 14 (CF) (July 13, 2001) section D.3. makes clear that the name of the proponent, even if included in the proposal or supporting statement, may be omitted. Therefore, should the Staff not concur with the Company's conclusion that it may omit the Proposal for the reasons discussed above, we request the Staff's concurrence that the Company may omit the Proposal's first paragraph.

* * *

For the reasons set forth above, the Company respectfully requests that the Staff concur with our view that the Company may omit the Proposal from the 2005 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Please do not hesitate to call me at (202) 887-3646, or Stephen E. Brilz, the Company's Vice-President, Law, at (303) 992-6244, if we can be of any further assistance in this matter.

Sincerely,



Brian J. Lane

BJL/eai

Enclosures

cc: Stephen E. Brilz, Qwest Communications International, Inc.
Mary Ann Neuman
Northwestern Bell/US West Retiree Association

70305506_1.DOC

EXHIBIT A

December 9, 2004

Richard N. Baer
Executive Vice President,
General Counsel and Corporate Secretary
Qwest Communications International, Inc.
1801 California Street, 52nd Floor
Denver, CO 80202

Dear Mr. Baer:

We hereby resubmit the attached stockholder proposal for inclusion in the Company's 2005 proxy statement as provided under Securities and Exchange Commission Rule 14a-8. As this proposal was omitted last season, after Qwest's successful request for a no-action letter from the SEC, we have corrected the flaw cited by the SEC staff and hereby resubmit the proposal.

Our proposal requests the Board of Directors to include in Qwest's proxy materials the name of any Qualified Nominee for the Board of Directors who has been nominated by a Qualified Shareholder.

As you likely know, it remains unclear whether the SEC will finalize Rule 14a-11 soon enough for its mandatory direct access provisions to apply to annual meetings held in 2005. Although we realize we do not own enough stock to trigger the *mandatory* inclusion of qualified shareholder nominees under Rule 14a-11, our proposal simply suggests that the Board consider adopting this same procedure on a *voluntary* basis.

We have continuously held the shares of common stock currently valued at over $2,000 for more than one year. We intend to maintain our ownership position through the date of the 2005 Annual Meeting. We plan to introduce and speak for our resolution at the Company's 2005 Annual Meeting.

We anticipate that additional co-sponsors will be submitting this proposal with us. Any additional co-sponsors will submit our attached proposal under separate cover, with proof of eligibility, and we will also confirm in writing that they are authorized as co-sponsors of our attached proposal.

We thank you in advance for including our proposal in the Company's next definitive proxy statement. If you need any additional information please feel free to contact us using the addresses listed just above our attached Resolution and Supporting Statement.

Sincerely yours,



Mary Ann Neuman



Larry J. Smith
Chairperson
Northwestern Bell/
US West Retiree Association

ENCLOSURES

Mary Ann Neuman, 6073 Quebec Ave. North, New Hope, MN 55428, who owns 2,618 shares of common stock, and Northwestern Bell/US West Retiree Association, 45 Jewel Ln N, Plymouth, Mn 55447, which owns 200 shares of common stock, intend to introduce the following resolution at the 2005 Annual Meeting for action by the stockholders:

RESOLVED: The shareholders of Qwest request that our Board of Directors voluntarily adopt the nomination procedure for director candidates specified in the Securities and Exchange Commission's proposed Rule 14a-11, released in October 2003, and include in Qwest's proxy materials the name of any Qualified Nominee for the Board who has been nominated by a Qualified Shareholder.

For this resolution, a "Qualified Shareholder" is an individual or group holding more than 5% of the Company's outstanding and eligible common stock continuously for at least two years. A "Qualified Nominee" is an individual who consents to be nominated and is independent of the company and of the Qualified Shareholder under proposed SEC Rule 14a-11.

This policy should be implemented in a manner that is not inconsistent with state law, or with the procedures governing notice, disclosure, liability, solicitation, supporting statements and limits on the number of shareholder-nominated candidates, as provided in proposed SEC Rule 14a-11.

SUPPORTING STATEMENT

In October 2003 the SEC proposed new Rule 14a-11, which requires companies, under certain circumstances, to include in their proxy materials a limited number of director candidates nominated by shareowners. The rationale, the SEC explained, is that shareholders "dissatisfied with the leadership of a company generally must undertake a proxy contest, along with its related expenses, to put nominees before the security holders for a vote. A board's nominees, on the other hand, do not bear the cost of their candidates, which are funded out of corporate assets."

We view the principle underlying the SEC's pending Rule – shareholder access to the Company's proxy to nominate board candidates – as critical to accountable corporate governance. Qwest, like most companies, does not give shareholders a choice among competing candidates in director elections. As a result, it can be difficult for shareholders to hold individual directors accountable or to register dissatisfaction with the board's performance.

We believe competition in director elections would be particularly valuable at Qwest. At

the 2003 Annual Meeting, nearly 20% of the shares voted "withheld" support for the reelection of director Phillip Anschutz, Qwest's single largest shareholder, and 36% supported a resolution to require a "substantial majority" of independent directors. But, as Denver Post business columnist Al Lewis opined at that time: "Anschutz isn't leaving, no matter what shareholders say. ... Anschutz will win simply because there's no other contender on the ballot." Anschutz and other incumbents ran unopposed and were reelected.

The SEC's proposed Rule 14a-11 would require a company to include shareholder-nominated candidates in its proxy materials if shareholders adopt a resolution of the sort proposed here that is sponsored by holders of over 1% of the company's stock. The proponents of this resolution own less than 1% of Qwest's stock. Thus, adoption of this resolution would not itself require Qwest to include candidates nominated by shareholders under Rule 14a-11.

We believe, nonetheless, that the principle of shareholder access to nominate directors is so important that we urge the Board to adopt this nomination policy voluntarily rather than limit shareholders to what the SEC requires.

December 17, 2004

Stephen E. Brilz
VP-Deputy General Counsel
Qwest Communications
1801 California, Suite 5100
Denver, CO 80202

Re: Qwest Communications International, Inc. Stockholder Proposal

Dear Mr. Brilz:

In response to your letter of December 15, 2004, I am somewhat surprised that you are not able to verify my ownership of the necessary shares of Qwest stock qualifying me to make a stockholder proposal under Rule 14a-8(b).

Please find enclosed a letter from my Financial Advisor/Broker, Dean Norine with American Express, stating the total number of Qwest shares in my portfolio. Also attached are copies of two American Express statements, dated June 2003 and October 2004, from one of my accounts at American Express. It lists 1508 shares in that account. This will show that I meet both criteria: (1) the number of shares/value and (2) time held element.

If these documents are not sufficient, perhaps you could check a Qwest database that would show the Qwest shares withdrawn from my Savings Plan upon my retirement on December 31, 2000.

Please advise if this documentation is sufficient to meet the submission criteria. If the documentation is not sufficient, please explain what element is lacking. If you have any questions, feel free to contact me at 763 535-3865.

Sincerely,



Mary Ann Neuman
Qwest Stockholder

Qwest
1801 California, Suite 5100
Denver, CO 80202
(303) 992-6244
Facsimile (303) 296-2782
stephen.brilz@qwest.com

Stephen Brilz
VP-Deputy General Counsel


Qwest
Spirit of Service™

VIA UPS NEXT DAY AIR

December 15, 2004

Mary Ann Neuman
6073 Quebec Avenue North
New Hope, MN 55428

Larry J. Smith
Chairperson
Northwestern Bell/US West Retiree Association
45 Jewel Lane N
Plymouth, MN 55447

Re: Qwest Communications International Inc. Stockholder Proposal

Dear Ms. Neuman and Mr. Smith:

In accordance with Rule 14a-8(f) promulgated under the Securities Exchange Act of 1934, as amended, Qwest Communications International Inc. (the "Company") hereby notifies you that it is unable to verify your eligibility to submit the attached stockholder proposal received by the Company on December 10, 2004. Under Rule 14a-8(b), you must have continuously held at least $2,000 in market value, or 1%, of the Company's common stock for at least one year on the date you submitted the proposal. The Company's stockholder records indicate that you are not the registered holder of the shares you purport to hold. Therefore, at the time you submitted your proposal, you were required to provide to the Company proof of your eligibility in accordance with Rule 14a-8(b). Pursuant to Rule 14a-8(f), your response to this letter and proof of eligibility must be postmarked, or transmitted electronically, no later than 14 days from the date on which you receive this letter. If you fail to provide proof of eligibility, the Company may exclude your proposal from its 2005 definitive proxy statement.

Sincerely,

Stephen E. Brilz
Deputy General Counsel

Enclosure



Advanced Advisor Group

Dean A. Norine, CFP®
Senior Financial Advisor
CERTIFIED FINANCIAL PLANNER™
practitioner

American Express
Financial Advisors Inc.
IDS Life Insurance Company
10000 Minnetonka Boulevard
Minnetonka, MN 55305
Bus: 952.563.1220
Fax: 952.563.1213

Thursday, November 18, 2004

To Whom It May Concern:

Mary Ann Neuman has 2618 shares of Qwest stock in her investment portfolio and has held it for over one year.

Should you have any questions, please feel free to call me at 952-563-1220.

Sincerely,

Dean Norine, CFP
Senior Financial Advisor
Certified Financial Planner



American Express Financial Advisors Inc.
70500 AXP Financial Center
Minneapolis, MN 55474

Strategic Portfolio Service Advantage

Portfolio Summary for the Quarter Ending **June 30, 2003**

Account Number

Holdings Detail

Cash and Cash Equivalents

Security Description	Average Cost Basis*	Market Value	% of Holdings	Market Price	Estimated Yield %	Estimated Income
PRIMARY RESERVE FUND				$1.00		
Total Cash and Cash Equivalents						

Mutual Funds

Quantity	Ticker Symbol	Security Description	Average Cost Basis*	Average Cost Per Share	Market Value	% of Holdings	Market Price	Unrealized Gain/(Loss)**	Estimated Yield %	Estimated Income
		Large Cap Stock								
439.367	INIDX	AXP GROWTH FUND CLASS A		$22.76					0.00%	$0.00
		Total Large Cap Stock							0.00%	$0.00
		Total Mutual Funds							0.00%	$0.00

Equities

Quantity	Ticker Symbol	Security Description	Purchase Date	Cost Basis*	Price Paid	Market Value	% of Holdings	Market Price	Unrealized Gain/(Loss)**	Estimated Yield %	Estimated Income
1508.000	Q	QWEST COMMUNICATIONS INTL	10/11/01	N/A	N/A	$7,208.24	40.91%	$4.78	N/A	0.00%	$0.00
1508.000		**Total QWEST COMMUNICATIONS INTL**		$0.00		$7,208.24	40.91%		$0.00	0.00%	$0.00
		Total Equities		$0.00		$7,208.24	40.91%		$0.00	0.00%	$0.00
		Total Holdings					100.00%			0.00%	

* For Mutual Funds an Average Cost Basis is determined and for Equities and Fixed Income it is the Total Dollar Amount spent on the transaction. Fixed Income cost basis may not be adjusted to reflect all original issue discount or premium amortization situations.

** This report is meant as a general guide and should not be relied upon for tax purposes. Gains and losses may be higher or lower if investment information for securities in your account is not available.

The Securities Exchange Commission requests that all investment advisors file a form ADV annually with the commission. The ADV brochure contains basic information on American Express Strategic Portfolio Service Advantage. You received this brochure when you opened your account with us. If you would like a copy of the new brochure, please ask your personal financial advisor and one will be provided to you.



Gold Financial Services Statement of Accounts

October 1, 2004 - October 31, 2004 Group Number

Check Your Accounts
Automated Telephone Service
800-862-7919
Online
www.americanexpress.com/finaccts

	Symbol	Quantity	Price	Estimated market value	Estimated Cost Basis*	Estimated Unrealized Gain/(Loss)*	Estimated % yield	Estimated annual income
Mutual Funds								
AXP GROWTH - A AMERICAN EXPRESS FUNDS	INIDX						N/A	N/A
Value of Mutual Funds								$0
Equities								
QWEST COMMUNICATIONS INTL	Q	1,508.000	$3.420	$5,157.36			N/A	N/A
Value of Equities				$5,157.36				$0
Total Portfolio Value								$0

* This number is an estimate and should not be used in your tax calculations. Consult a professional tax advisor when calculating taxes. Estimated cost basis is not available for all positions.

Activity

Cash Deposits

Date	Description	Amount credited	Date	Description	Amount credited
				Total Cash Deposits	$0.00

Cash Withdrawals

Date	Description	Amount debited	Date	Description	Amount debited
10/25/2004	/AF WRAP FEE				
				Total Cash Withdrawals	($14.99)

Dividends and Interest

Date	Activity	Description	Amount debited	Amount credited
10/29/2004	Dividend	.712% PRIMARY MNY MKT-R		
		Total Dividends and Interest		

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
5301 WISCONSIN AVENUE, N.W., SUITE 350
WASHINGTON, D.C. 20015-2015
(202) 364-1050 • FAX: 364-9960
E-MAIL: CONH@MCTIGUELAW.COM

1 February 2005

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder proposal to Qwest Communications International Inc. from Mary Ann Newman and Northwestern Bell/US West Retiree Association

BY HAND

Dear Counsel:

I have been asked to respond on behalf of Mary Ann Newman and Northwestern Bell/US West Retiree Association (the "Proponents") to the letter from counsel for Qwest Communications International Inc. ("Qwest" or the "Company") dated 13 January 2005 ("Qwest Letter"), in which Qwest advises that it plans to omit the Proponents' resolution concerning proxy access for security holder director nominations from the Company's 2005 proxy materials. For the reasons set forth below, the Proponents respectfully ask that the Division deny the no-action relief that Qwest seeks.

Proponents' Resolution and Qwest's Objections

The shareholder resolution is an explicitly *precatory* and *non-binding* request that Qwest's Board of Directors voluntarily adopt the nomination procedure for director candidates described in the Commission's proposed Exchange Act Rule 14a-11. The resolution states as follows:

> **RESOLVED**: The shareholders of Qwest hereby request that the Board of Directors voluntarily adopt the nomination procedure for director candidates specified in the Securities and Exchange Commission's proposed Rule 14a-11, released in October 2003, and include in Qwest's proxy materials the name of any Qualified Nominee for the Board who has been nominated by a Qualified Shareholder.
>
> For this resolution, a "Qualified Shareholder" is an individual or group holding more than 5% or the Company's outstanding and eligible

> common stock continuously for at least two years. A "Qualified Nominee" is an individual who consents to be nominated and is independent of the company and of the Qualified Shareholder under proposed SEC Rule 14a-11.
>
> This policy should be implemented in a manner that is not inconsistent with state law, or with the procedures governing notice, disclosure, liability, solicitation, supporting statements and limits on the number of shareholder-nominated candidates, as provided in proposed SEC Rule 14a-11.

Proponents concede explicitly in their Supporting Statement that "[t]he proponents of this resolution own less than 1% of Qwest's stock. Thus, adoption of this resolution would not itself require Qwest to include candidates nominated by shareholders under Rule 14a-11." After making it clear that this precatory proposal could not trigger the mandatory nominating mechanism proposed in Rule 14a-11, Proponents conclude: "We believe, nonetheless, that the principle of shareholder access to nominate directors is so important that we urge the Board to adopt this nomination policy voluntarily, rather than limit shareholders to what the SEC requires."

In response, Qwest argues (at 4) that Proponents are not eligible to submit a "direct access proposal" under proposed Rule 14a-11 because they do not own more than 1% of the Company's common stock. Moreover, Qwest maintains (at 3) that the proposal itself does not qualify because it "would create a shareholder nomination procedure that is different from the procedure in Proposed Rule 14a-11." Qwest then concludes that because, in its view, neither the proposal nor the Proponents qualify under Rule 14a-11, the proposal "would result in the contested elections of directors" and may therefore be excluded under Rule 14a-8(i)(8). Qwest relies almost entirely on the Division's decisions over the past year to exclude similar proposals submitted to Disney (2004), Qwest (2004), Verizon (2004) and Tenet Healthcare (2003).

We disagree. Unlike the precatory direct access proposals submitted to those companies, the proposal here does not diverge substantively from the procedure for shareholder nominations set forth in the Commission's proposed Rule 14a-11. In each of those decisions – two of which were reversed on reconsideration – the company was able to point to a substantive inconsistency between the eligibility requirements in proposed Rule 14a-11 and in the shareholder's proposed procedure. See *Qwest Communications International, Inc.* (22 March 2004) (permitting exclusion, on reconsideration, under Rule 14a-8(i)(8) because proposal's ownership threshold of "at least" 5% differed from the ownership threshold of "more than" 5% in proposed Rule 14a-11); *The Walt Disney Co.* (28 December 2004) (permitting exclusion, on reconsid-

eration, because proposal's holding period threshold of "over two years" differed from the "at least two years" threshold in proposed Rule 14a-11); *Verizon Communications Inc.* (28 January 2004) (permitting exclusion because the proposal's holding period threshold of "not less than one year" differed from the "at least two years" threshold in proposed Rule 14a-11); *Tenet Healthcare Corporation* (15 March 2004) (proposal would allow holders of 35% of shares to submit "any list of candidates to be nominated as directors," whereas proposed Rule 14a-11 limits it to one to three candidates, depending on size).

Moreover, contrary to Qwest's claims, Exchange Act Release No. 34-48626 (14 October 2003) (the "Release") does not draw a distinction between mandatory and precatory direct access proposals in the narrow context of its proposed modification of Rule 14a-8(i)(8). Qwest advanced this precise same argument – relying, as it does here, on footnote 74 in the Release. The Division rejected that argument in its initial decision in *Qwest Communications International, Inc.* (23 February 2004) and should do so again here. There is no basis in logic or policy to conclude that a precatory resolution requesting the implementation of a nomination procedure designed by the SEC itself should be excludable simply because it is not sponsored by the holders of one percent or more of the company's securities.

Because this proposal does not create a security holder nomination procedure different from the procedure in proposed Rule 14a-11, Qwest has failed to carry its burden of demonstrating why this exclusion would apply in this context, as it is required to do under Rule 14a-8(g). The request for no-action relief should therefore be denied.

Proponents' Proposal Is Not Inconsistent With the Eligibility Requirements or Nominating Procedures in SEC Proposed Rule 14a-11.

Proponents acknowledge that staff interpretations pre-dating the Release of proposed Rule 14a-11 support Qwest's contention that shareholder proposals establishing a procedure for security holder director nominations have been omitted pursuant to Rule 14a-8(i)(8). *See, e.g., Oxford Health Plans, Inc.* (23 February 2000). However, the policy embraced by the Commission in proposed Rule 14a-11 is inconsistent with continued reliance on that precedent, at least as applied to the narrow class of shareholder proposals that request a Board of Directors voluntarily to adopt a procedure for security holder nominations that is *substantially the same* as the procedure endorsed by the Commission itself in Rule 14a-11. Whether such a proposal directly triggers a mandatory nomination procedure, or instead merely urges a board to adopt that same procedure voluntarily, should be equally positive outcomes from the perspective of federal securities law.

Differently put, there is no principled basis for taking two identical proposals – both proposing adoption of the nomination procedure contemplated by proposed Rule 14a-11 – and holding that one "relates to an election" of board members and the other does not so "relate," simply because one is sponsored by holders of 1% or less of the outstanding shares, while the latter is sponsored by holders of more than 1% of the shares. It would be one thing if the Proponents were urging a nomination procedure that differed from the one set out in proposed Rule 14a-11, either in terms of the stock ownership required to be a qualified nominator, the number of directors who could be elected, or some other substantive element. But that is not the situation we have here.

Qwest relies entirely on an overly-broad interpretation of the Division's decisions in *Qwest*, *Disney* and *Verizon*, cited just above, to claim that a precatory direct access proposal submitted by shareholders owning less than 1% of a company's stock can in every instance be omitted under Rule 14a-8(i)(11). However, in each of those decisions – two of which initially rejected this argument – the basis for the Division's ultimate decision was not the precatory nature of the proposal, but rather the substantive inconsistency between the eligibility requirements in proposed Rule 14a-11 and the shareholder's proposed procedure.

This distinction was made most clear in *Qwest Communications International, Inc.* (22 March 2004), which is perhaps why Qwest's counsel here begins by straining to identify an inconsistency between Proponent's proposal and the nomination procedure set forth by the SEC in proposed Rule 14a-11. In last year's proposal, Proponents presented Qwest with a proposal nearly identical to the one at issue here – with the single exception that Proponents defined the eligibility threshold for a Qualified Shareholder as "at least" 5%, which differed slightly from the ownership threshold of "more than" 5% in proposed Rule 14a-11. In its request for no action, Qwest made largely the same arguments it makes here. Initially the Division ruled in favor of the proponent, finding no basis for Qwest's contention that a precatory direct access proposal that substantially tracked the nomination procedure in proposed Rule 14a-11 could be omitted under Rule 14a-8(i)(11). That decision was reversed on reconsideration. The decision letter agreed the Company could exclude the proposal under Rule 14a-8(i)(8), stating the Division's reasoning as follows:

> In this regard, we note that the proposal's definition of 'Qualified Shareholder' differs from the security holder eligibility standard in paragraph (b) of proposed Exchange Act rule 14a-11 and, therefore, the

proposal would create a security holder nomination procedure that is different from the procedure in proposed Exchange Act Rule 14a-11.

The only fact that separates the proposal submitted to Qwest last year and the virtually identical proposal at issue here is that the Proponents here followed the guidance provided by the Division's recent decisions – the rationale provided in the ruling on reconsideration in *Qwest* (2004), as well as the apparent basis for the decisions in *Disney* (2004) and *Verizon* (2004). Proponents followed this guidance to ensure that unlike each of those three omitted proposals, the eligibility thresholds and other procedures recommended to Qwest's Board are identical to those described by the SEC itself in Rule 14a-11.

The Walt Disney Co. (28 December 2004) precedent is parallel. The proponents there presented a precatory direct access proposal similar to the one in *Qwest* and here. Disney's counsel made almost precisely the same arguments that Qwest's counsel makes here. Initially the Division determined that Disney had no basis to exclude the proposal under Rule 14a-8(i)(11). Disney's counsel then requested reconsideration, raising the new argument that the pension fund proponents, like the proponents at *Qwest* (2004), had proposed eligibility thresholds that differed slightly from those proposed by the SEC in Rule 14a-11. In his letter dated 13 December 2004, Disney's counsel relied on the Division's rationale in *Qwest* (2004) and *Verizon* (2004), arguing as follows:

> Like the proposals in these two rulings, the Proposal also differs from proposed Rule 14a-11 and there is no valid justification for the Staff to apply one standard to Qwest Communications International and Verizon Communications, but a different standard to The Walt Disney Company. Indeed, the Proposal is deficient with respect to both the "at least two years" holding period requirement and the "more than 1%" ownership requirement, both of which are an integral part of proposed Rule 14a-11 as set forth in Exchange Act Release No. 34-48626 (October 14, 2003) (the "Release"), and is therefore excludable under Rule 14a-8(i)(8), as provided by note 74 of the Release.

Likewise, in *Verizon Communications Inc.* (28 January 2004), proponents filed a proposal nearly identical to the one in *Qwest* (2004), differing only with respect to the eligibility thresholds. Unlike the subsequent no-action requests in *Qwest* (2004) and *Disney* (2004), Verizon's counsel, in his initial letter, pointed out the disparity between the eligibility threshold in the proposal and the one proposed by the SEC in Rule 14a-11. Verizon's counsel argued that "the proposed definition for shareholders who would be eligible to nominate candidates to be included in the Company's proxy materials is in-

consistent with Proposed Rule 14a-11, which requires a two-year holding period and not a one year holding period as set forth in the Proposal." (Letter from Verizon counsel Daniel E. Stoller, 18 December 2003.)

The Division agreed, noting that the definition of "qualified shareholder" "differs from the security holder eligibility standard in proposed 1934 Act rule 14a-11(b)," as a result of which the proposal was deemed a "direct access proposal" of the sort described in Release No. 34-48626.

Unlike the precatory direct access proposals omitted at *Qwest* (2004), *Disney* (2004), *Verizon* (2004), the proposal here does not diverge substantively from the procedure for shareholder nominations set forth in the Commission's proposed Rule 14a-11. Nevertheless, Qwest's counsel argues that the proposal here diverges from Rule 14a-11 in two fatal respects.

First, Qwest claims the Proponent's precatory proposal failed to specify that a "Qualified Shareholder" must, in addition to holding more than 5% of the Company's eligible and outstanding voting stock continuously for at least two years, "intend to continue to hold those securities through the date of the subject election of directors." Within the context of the 500 total words allowed to a proposal filed under Rule 14a-8, Proponents could not possibly recite every subsidiary procedure and detail mentioned in proposed Rule 14a-11. For this very reason, Proponents highlighted the basic eligibility criteria required for a Rule 14a-11 nomination, and then concluded their Resolution with a general statement providing that the nomination procedure "should be implemented in a manner that is not inconsistent with state law, or with the procedures governing notice, disclosure, liability, solicitation, supporting statements and limits on the number of shareholder-nominated candidates, as provided in proposed SEC Rule 14a-11." Proponents believe that the requirement that "Qualified Shareholders" must state their intention to continue to hold the qualifying number of shares through the date of the annual meeting is among the "procedures governing notice, [and] disclosure" specifically provided for in the precatory proposal at issue here. If the Commission intended to require that every detail of the Rule 14a-11 nomination procedure must be recited in a direct access shareholder proposal, then under the current 500-word limitation, no such proposal could escape exclusion. Indeed, the eligibility requirements for a Qualified Shareholder uses an additional 108 words (not including footnotes) just to describe the Exchange Act Schedule 13G reporting requirements – details that Proponents likewise believe to be among the "procedures governing notice, disclosure" and so on provided for generally in the Resolved clause of the proposal.

The second alleged incongruity concerns the proposal's reference to a Qualified Shareholder as an individual or group *"holding"* more than 5% of the Company's common stock rather than *"beneficially owning"* such shares.

Again, in the context of this precatory proposal, this is a distinction without a substantive difference that could justify excluding the proposal in its entirety. Proponents use the term "hold" in a manner that is commonly understood to mean "beneficially own and control." The Rule 14a-11 Release itself uses these terms interchangeably. For example, Qwest's counsel, on the very next page of Qwest's no-action request (at 4), quotes proposed Rule 14a-11 as providing that mandatory direct access can be triggered by the approval of a shareholder proposal "*submitted* for a vote of security holders at an annual meeting of security holders held after January 1, 2004 *by a security holder or group of security holders* that *held* more than 1% of the company's securities entitled to vote on the proposal . . .." Proponents do not believe that their precatory proposal could reasonably be interpreted proposing a nomination procedure that is substantially different procedure proposed by the Commission in Rule 14a-11.

Qwest's Reliance on Release Footnote 74 is Misplaced

After first arguing that the proposal can be excluded because it does not precisely track all of the criteria for a direct access proposal in proposed Rule 14a-11, Qwest's counsel then completely shifts gears and argues, in the alternative, that Proponents are in any event not eligible to submit a direct access proposal because they own less then 1% of Qwest's eligible voting stock. In effect, Qwest is arguing – as it and Disney did last year – that the Release should be interpreted to prevent shareholders from voting on a precatory resolution requesting the voluntary implementation of a nomination procedure designed by the SEC itself. In support of this argument, as it did unsuccessfully last year, Qwest relies entirely on its reading of Release footnote 74, claiming it states that only shareholder proposals sponsored by proponents qualified to trigger the mandatory nominating procedure would be exempt from omission under Rule 14a-8(i)(8).

We believe that this argument goes too far. Contrary to Qwest's claims, in the narrow context of its proposed modification of Rule 14a-8(i)(8), the Release does not draw a distinction between mandatory and precatory direct access proposals. This should not be surprising, as there is no basis in logic or policy to take two identical proposals and hold that one "relates to an election" and is therefore excludable, while the other does not, simply because the former is (a) precatory and (b) not sponsored by the holders of one percent or more of the company's securities.

Footnote 74 of the Release states that the Commission intends to amend Rule 14a-8(i)(8) to "make clear that *a company may not rely on the exclusion* permitted by that paragraph (*i.e.,* the exclusion for proposals relating to the election of directors) *to exclude a proposal that the company become*

subject to the procedure in proposed Exchange Act Rule 14a-11" (emphasis added). This cannot and should not be read as suggesting a policy to exclude precatory proposals requesting a company to subject itself voluntarily to the *exact same procedure* established by the Commission in proposed Exchange Act Rule 14a-11.

Qwest's argument hinges on a single sentence in footnote 74, which states:

> "Although we are proposing a security holder nomination procedure in this release, we are not reviewing or revising the position taken by the Division of Corporation Finance regarding the application of Exchange Act Rule 14a-8(i)(8) to security holder proposals that would have *the effect of creating a security holder nomination procedure, other than a direct access proposal* (as described above)" (citations omitted, italics added).

We interpret this final sentence of footnote 74 as a limiting clause that is intended to clarify that shareholder resolutions proposing nomination procedures "other than a direct access proposal" described in Rule 14a-11 would continue to be subject to potential exclusion under Rule 14a-8(i)(8). We do not believe this language can or should support the proposition that the Commission intends to distinguish between potentially binding and precatory direct access proposals under Rule 14a-8(i)(8). We believe that a more fair reading – as well as a more constructive and consistent policy outcome – would be that the Commission intends to exempt from omission under Rule 14a-8(i)(8) the narrow class of security holder resolutions that propose a nomination procedure consistent with Rule 14a-11. Whether such a proposal directly triggers a mandatory nomination procedure, or instead merely urges a board to adopt that same procedure without a binding effect, should be equally welcome outcomes given the Commission's stated policy purpose for proposing Rule 14a-11.

Proponents' interpretation is confirmed in Release footnote 76, which clearly anticipates a situation where *both* a potentially triggering and non-triggering direct access proposal are submitted by shareholders. In such cases the Commission appropriately gives precedence to the direct access proposal that is sponsored by a holder, or group of holders, eligible to trigger the mandatory nomination access procedure if the proposal wins the support of a majority of votes cast. Footnote 76 states in full:

> Exchange Act Rule 14a-8(i)(11) [17 CFR 240.14a-8(i)(11)] permits companies to exclude duplicative security holder proposals. We have proposed an instruction to Exchange Act Rule 14a-8(i)(11) to specify that,

where a company receives more than one "direct access" security holder proposal, the company would not be permitted by that rule to exclude a direct access proposal received by a holder of more than 1% of the company's securities. [italics added]

Release footnote 76 thus contemplates "direct access" proposals that are *not* submitted by "a holder of more than 1% of the company's securities." And although the Commission clearly intends that a proposal eligible to be a triggering proposal should take precedence over "the earlier submitted proposal by a security holder that holds 1% or less of the registrant's securities,"[1] it seems clear that the Commission anticipates non-triggering direct access proposals of the kind at issue here.

Likewise, the text of the Release consistently frames the discussion in a manner that anticipates the need to distinguish between direct access proposals that will or will not be eligible to trigger the binding nomination procedure. For example, referring to the effect of a direct access proposal, the Release states that "in order for the adoption of such a proposal to be a nomination triggering event, should we adopt Exchange Act Rule 14a-11 as proposed, those security holders or groups should, using the existing Exchange Act Rule 14a-8 procedure, provide evidence that they satisfy the more than 1% and one-year thresholds when they submit their proposals." This clearly anticipates a distinction between direct access proposals eligible to be a nomination triggering event – and those that are merely precatory. The Release also states that the Commission "would require the company, where a security holder nomination proposal is submitted by a more than 1% security holder who has held their securities for at least one year, to advise security holders of this fact in the proxy statement relating to the meeting at which the security holder proposal will be presented." 68 FED. REG. at 60790 (23 October 2003). We do not believe that Release footnote 74 is a bar to the proposal at issue here. It is to the consistency of the Commission's policy rationale to which we now turn.

Qwest's Argument Would Undermine the SEC's Policy Objectives.

Qwest's no-action request boils down to an attempt to miniaturize the scope and policy impact of proposed Exchange Act Rule 14a-11 by claiming

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[1] Release No. 34-48626, 68 FED. REG. 60819 (23 October 2003), states: "*Instruction to paragraph (i)(11):* For purposes of this paragraph, a proposal requesting that the company become subject to the security holder nomination procedure set out in § 240.14a–11 that is submitted by a more than 1% security holder may not be excluded on the basis that it duplicates a previously submitted proposal by a security holder that holds 1% or less of the registrant's securities. In this instance, the earlier submitted proposal by a security holder that holds 1% or less of the registrant's securities may be excluded under this paragraph."

that the nominating procedure set forth by the Commission is not a proper subject for a *precatory* shareholder resolution under Rule 14a-8(i)(8). Qwest objects to the Commission's stated intention to make a very narrow exception to Rule 14a-8(i)(8) to allow shareholder resolutions proposing a direct access procedure substantially consistent with the procedure endorsed by the Commission in proposed Rule 14a-11.

We submit that the interpretation advanced here is consistent with the policy goals of the proposed Rule 14a-11 while avoiding the pitfalls identified by the Division of Corporation Finance in its July 2003 *Staff Report*.[2] That report included among its five principal alternatives one that would substantially reinterpret or amend Rule 14a-8(i)(8) to "allow for inclusion of proposals seeking to establish a process to allow shareholder to access a company's proxy card in a non-control context." (*Staff Report,* at 28.) This alternative would have provided "shareholders with the flexibility to draft each proposal to establish different thresholds for ownership, length of holding period and other applicable requirements, on which all of a company's shareholders could then vote." (*Id.*, at 29.) Shareholders could have had more choice, but "[i]n the case of a precatory proposal, the board would not be required to implement the proposal." (*Id.*, at 30.)[3]

The Staff Report went on to note a concern that opening the floodgates to a wide variety of non-binding proxy access proposals, each with different thresholds and criteria, could result in tremendous inconsistency across companies. In proposing Rule 14a-11, the Commission selected the first and most direct among the Division's five broad policy alternatives, "requiring companies to include shareholder nominees in company proxy materials." (*Id.*, at 7.) Yet, although the Commission chose to mandate a particular procedure rather than to *radically* broaden the exception to Rule 14a-8(i)(8), neither would the public interest be served by making the exception to (i)(8) so narrow that non-triggering proposals otherwise consistent with the Rule 14a-11 nominating procedure would be barred. Indeed, the opposite is clearly the case. Nearly every policy benefit cited by the Commission for permitting a

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[2] SEC Division of Corporation Finance, *Staff Report: Review of the Proxy Process Regarding the Nomination and Election of Directors* (15 July 2003).

[3] The *Staff Report* notes that unlike a direct access proposal cast as a bylaw or binding resolution, a precatory direct access proposal need not be viewed as resulting in contested elections since it would be up to the board of directors to adopt and implement the nomination procedure. The *Staff Report* states: "[T]he majority of shareholder proposals under this alternative likely would be precatory. In such a case . . . [b]ecause the board would decide whether to implement the process, the nomination of a candidate to the board by a shareholder likely should not be viewed as a 'contest' as defined by Exchange Act Rule 14a-12(c). The Commission could take the position that the board's decision to implement a process to allow shareholders to nominate candidates to the board constitutes, in essence, board sanctioning of these nominees and, thus, there would not be a 'contest' as defined by Exchange Act Rule 14a-12(c)." *Staff Report*, at 29.

trigger based on a majority of votes cast for a direct access shareholder proposal would be reinforced if long-term holders meeting Rule 14a-8's lower ownership threshold were allowed to place *non-triggering* requests for adoption of the SEC's nomination procedure before shareholders at a larger number of companies.

According to the Release, the Commission's primary policy objectives include "giving security holders a more effective role in the proxy process in connection with the nomination and election of directors" and making corporate boards "more responsive and accountable to security holders, as well as, in many instances, more diverse." 68 FED. REG. at 60786. On the other hand, the Commission also expressed an interest in avoiding the undue complexity, cost and contention that could result if mandatory direct access is readily available at companies where security holders had not evidenced dissatisfaction with the responsiveness of the proxy process. In the effort to strike an appropriate balance, the Commission proposed triggers and ownership thresholds that strictly limit the number of companies compelled to include security holder nominees in the company proxy. Indeed, with respect to the likelihood that proponents eligible to sponsor a triggering proposal will be commonplace, the Commission observed that "[t]he submission of security holder proposals by security holders that own 1% of the shares outstanding is currently relatively rare, however." (*Id.* at 60790-01). The *Release* notes that a "sample of 237 security holder proposals submitted in 2002 found that only three were submitted by an owner of more than 1% of the shares outstanding," and that of these three, only one received in excess of 50% of the votes cast. (*Id.*)

Whether or not proposals sponsored by holders eligible to trigger the mandatory nomination procedure will be "relatively rare," the two primary policy goals of Rule 14a-11 will be extended to additional companies and will benefit millions more security holders if the Commission permits *precatory* direct access proposals to be debated and voluntarily adopted based on feedback from shareholders at a larger number of public companies. Many of the comments filed in response to the Release emphasize that the *feedback* and *deterrent effect* of Rule 14a-11 are likely to beneficially impact far more companies than the triggering of mandatory nominations that only a tiny handful of institutional investors will be in a position to use. As a result, if the Commission intends, as it claims, that Rule 14a-11 will give security holders "a more effective role" in the proxy process and make boards "more accountable and responsive" to security holder dissatisfaction, the first step is to ensure that it is possible to measure security holder dissatisfaction. Neither boards, nor large institutional investors, nor the media, nor even the Commission will be able to measure the impact of this reform effort without the more extensive investor feedback that will be possible if smaller long-term holders

can bring precatory, non-triggering direct access proposals to a vote under the less stringent ownership thresholds that apply to other shareholder proposals submitted pursuant to Rule 14a-8.

Even if the Commission were inclined to severely limit the ability of shareholders to trigger a *binding* resolution, it should clarify that the rule permits *precatory* resolutions requesting a company's board of directors to adopt the Commission's Rule 14a-11 procedures voluntarily. Advisory proposals along the same line as the proposed mandatory resolutions can have a therapeutic effect on corporate governance. It makes sense to allow shareowners an opportunity to demonstrate the degree of support for the SEC's direct access procedure *short of* a binding process. A precatory direct access proposal also facilitates feedback about investor satisfaction with board performance – and does so without triggering a mandatory mechanism for contested elections.

Conclusion

Because Qwest has failed to meet its burden of demonstrating that Proponents' resolution may be omitted under Rule 14a-8, the Proponents respectfully ask you to advise Qwest that the Division cannot concur with the Company's objections.

Thank you for your consideration of these points. Please feel free to contact me if additional information is required.

Very truly yours,



Cornish F. Hitchcock

cc: Brian J. Lane, Esq.
Ms. Mary Ann Newman
Mr. Larry J. Smith

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 7, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Qwest Communications International Inc.
Incoming letter dated January 13, 2005

The proposal requests that Qwest become subject to the security holder nomination procedure set forth in proposed rule 14a-11.

Securities Exchange Act Release No. 34-48626 (Oct. 14, 2003), in which the Commission proposed rule 14a-11, stated that the staff had informed the Commission of its intention to take the position that a security holder proposal submitted pursuant to rule 14a-8 providing that the company become subject to the security holder nomination procedure in proposed rule 14a-11 would not be excludable under rule 14a-8(i)(8). The intended staff position described in Release No. 34-48626 represented a change in the staff's position under rule 14a-8(i)(8) that the staff believed was necessary in light of the operation and expected timing of proposed rule 14a-11.

Given the passage of time since the proposal of rule 14a-11 in Release No. 34-48626 without Commission action on that proposal, we have concluded that the position that the staff intended to take, as referred to in that release, regarding the application of rule 14a-8 to proposals providing that the company become subject to the security holder nomination procedure in proposed rule 14a-11 is no longer necessary or appropriate. In light of that conclusion, there appears to be some basis for your view that Qwest may exclude the proposal under rule 14a-8(i)(8). Accordingly, we will not recommend enforcement action to the Commission if Qwest omits the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

Sincerely,



Alan L. Beller
Director